Exhibit 2.1

                           PURCHASE AND SALE AGREEMENT

                                 by and between

                   FARRAR OIL COMPANY a Delaware Corporation,
                                       and
                  Har-Ken Oil Company, a Kentucky Corporation,

                                    as Seller

                                       and

                           CONTINENTAL RESOURCES, INC.

                            an Oklahoma Corporation,

                                  as Purchaser

                                  May 14, 2001

                           PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement ("Agreement") is dated as of May 14, 2001, by and between FARRAR OIL COMPANY a Delaware corporation, Har-Ken Oil Company, a Kentucky corporation (collectively referred to as "Seller") and CONTINENTAL RESOURCES, INC., an Oklahoma corporation ("Purchaser").

                                    RECITALS

     Whereas, Seller desires to sell and Purchaser desires to purchase certain real estate tracts, oil and gas properties, and related rights on the terms and conditions provided in this Agreement;

     Now, therefore, Seller and Purchaser hereby agree as follows:

                          ARTICLE 1. SALE AND PURCHASE

     1.1 Subject to the terms and conditions of this Agreement, Seller shall sell and Purchaser shall purchase and pay for, at the Closing but effective as of 7:00 a.m. Central Standard Time, May 1, 2001 (the "Effective Date") all assets of Seller except those specifically reserved to Seller in Section 1.2 below. This transaction includes, but is not limited to the following described properties, rights and interests (the "Assets"):

     a) All rights, titles, and interest of Seller in and to: 1) all oil, gas, and mineral leases, overriding royalty interests, royalty interests, fee mineral interests and other interests in the mineral estate of whatsoever nature, regardless of where located, and 2) all oil and gas wells, injection wells and disposal wells regardless of where located, including without limitation, those wells identified on Exhibit A hereto. These properties, rights and interests are collectively referred to herein as "Leasehold Interests". Exhibit A is attached for reference purposes only and shall not be construed in any way as limiting the interests to be conveyed pursuant hereto;

     b) All rights, titles, and interests of Seller in and to, or otherwise derived from, all presently existing and valid oil, gas, and mineral unitization, pooling, and communitization agreements, declarations, and orders (including, without limitation, all units formed under orders, rules, regulations, or other official acts of any federal, state, or other authority having jurisdiction, and voluntary unitization agreements, designations, and declarations);

     c) All rights, titles, and interests of Seller in and to all real property, whether or not described in Exhibit C hereto;

     d) All rights, titles and interests of Seller in and to all presently existing and valid production sales contracts, operating agreements, and other agreements and contracts;

     e) All rights, titles, and interests of Seller in and to all rights-of-way, easements, surface leases, permits, and licenses;

     f) All rights, titles and interests of Seller in and to all materials, supplies, machinery, computers, equipment, improvements, office equipment, furniture, and other personal property and fixtures (including, but not limited to, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, and other equipment); and

     g) All offices, yards, vehicles and inventory whether or not described on Exhibit G hereto.

     h) All records, including, but not limited to all oil and gas sales, purchase, exchange and processing contracts and agreements, farmout or farmin agreements, joint operating agreements, and all other contracts and agreements insofar as the same affect or relate to the Assets or any part thereof; all lease files, land files and well files, abstracts, title opinions, accounting records, and other similar documents, electric logs, seismic data, survey maps; and all gas production or processing overproduction accounts or liabilities and/or underproduction accounts or credits existing as of the Effective Date with respect to any of the Assets.

     1.2 Specifically excepted and reserved from this Agreement are the following:

     a)   Shiloh Hotel Partnership,

     b) Potomac Lot, more fully described as Lot 4, Mt. Vernon Centre Subdivision, Mt. Vernon, Jefferson County, Illinois,

     c)   Excess cash reserves as of Effective Date,

     d)   Accounts receivable as of Effective Date, and

     e)   All interest in Potomac Management Company.

                            ARTICLE 2. PURCHASE PRICE

     2.1 Determination of Adjusted Purchase Price. The net purchase price for the Assets (the "Adjusted Purchase Price") shall be:

     a)   Thirty-Five Million Dollars ($35,000,000.00) (the "Purchase Price");

     b) Plus One half of Seller's Net Cash Flow for the month of May, 2001. Net Cash Flow shall be calculated by identifying Seller's total revenue generated by the Assets and received for the month of May 2001 less expenses paid for said month in the ordinary course of conducting Seller's business of operating the Assets;

     c) Plus the amount received for all merchantable oil, except tank bottoms, in storage above the pipeline connection and inventories at the Effective Date that are credited to the Leasehold Interests;

     d) Less the amount, if any, of all prepayments, take-or-pay payments or similar payments (net of any royalties and of any production, severance or sales taxes not reimbursed to Seller by the Purchaser of production) received by Seller that are attributable to oil or gas from the Leasehold Interests that is obligated to be delivered after the Effective Date without the owner of the Leasehold Interests receiving full payment therefor;

     e) Less an amount equal to the value of all Title Defects and excluded Leasehold Interests in accordance with Sections 3.5, and 3.6;

     f) Less an amount equal to the value of the Leasehold Interests with respect to which preferential purchase rights have been exercised in accordance with Section 3.8;

     g) Less an amount equal to the reduction in value of all Assets subject to Casualty Defects that exist at the Closing in accordance with
          Section 3.9;

     h) Less an amount equal to the reduction in value of all Assets subject to Environmental Defects that exist at Closing in accordance with
          Section 4.1; and

     i)   Less Seller's prorated share of taxes in accordance with Section 13.1;
          and

     j)   Plus or less any other adjustment agreed to in writing by the Parties.

     2.2 Payment of Adjusted Purchase Price. At Closing, Purchaser shall pay to Seller by bank wire transfer of immediately available funds the amount mutually agreed upon at least three (3) days prior to Closing as an estimate of the final computation of the Adjusted Purchase Price, limited to the Purchase Price as set forth in Section 2.1 (a), less any amounts required under Sections 2.1(d), 2.1(e), 2.1 (f), 2.1 (g), 2.1(h), and 2.1(i).

     2.3 Post Closing Adjustment. Within five (5) business days after the determination of the Adjusted Purchase Price in accordance with Section 11.1 or otherwise, Purchaser shall pay to Seller or Seller shall pay to Purchaser, respectively, the final and complete Adjusted Purchase Price.

     2.4 Gas Balance Issues. The parties agree that any account imbalance for gas sales concerning the Assets are not of significant value and are conveyed to Purchaser without adjustment to the Purchase Price.

                            ARTICLE 3. TITLE MATTERS

     3.1 Access to Records and Properties. Prior to the execution hereof Seller shall grant Purchaser access to certain of its records relating to the Assets. Until the Closing, Seller will give the Purchaser full access during Seller's normal business hours to all non-privileged and non-proprietary records relating to the Assets at the present locations of such records.

     3.2 Definition of Marketable Title. As used herein, the term "Marketable Title" shall mean, as to each Leasehold Interest listed in Exhibit A or any part thereof, such right, title and interest that (i) is beneficially owned or deducible of record (either from the records of the applicable county and/or, in the case of Federal leases, from the records of the applicable office of the Bureau of Land Management or Minerals Management Service and/or, in the case of Indian leases, from the applicable office of the Bureau of Indian Affairs, and State leases from the records of the applicable state land office) and in either case, free from reasonable doubt to the end that a prudent person engaged in the business of the ownership, development and operation of producing oil and gas properties with knowledge of all of the facts and their legal bearing would be willing to accept the same, (ii) entitles Seller to receive not less than the interest set forth in Exhibit A as the "Net Revenue Interest" or "NRI" with respect to all of the oil, gas and hydrocarbon minerals produced, saved and marketed from each unit or well, as the case may be, identified on Exhibit A hereto, (iii) obligates Seller to pay costs and expenses relating to such unit or well in an amount not greater than the "Working Interest" or "WI" set forth in Exhibit A with respect to such Leasehold Interest, and (iv) except for Permitted Encumbrances, is free and clear of all liens and encumbrances.

     3.3 Definition of Permitted Encumbrances. As used herein, the term "Permitted Encumbrances" shall mean:

     a) Lessors' royalties, overriding royalties, reversionary interests and similar burdens if the net cumulative effect of the burdens does not operate to reduce the interest of Seller with respect to all oil and gas produced from any Leasehold Interest listed in Exhibit A below the "Net Revenue Interest" or "NRI" for such Leasehold Interest (or a well located thereon) set forth in Exhibit A;

     b)   Division orders and gas sales contracts;

     c) Preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting the rights has expired without an exercise of the rights;

     d) Materialman's, Mechanic's, repairman's, employee's, contractor's, operator's, tax, and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent or that will be paid and discharged in the ordinary course of business or if delinquent, that are being contested in good faith by appropriate action;

     e) All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance;

     f) Conventional rights of reassignment requiring notice to the holders of the rights;

     g) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations;

     h) All other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the units or wells which individually or in the aggregate are not such as to interfere with the operation, value or use of any of the units or wells located thereon listed in Exhibit A, do not prevent Purchaser from receiving the proceeds of production from any of the units or wells listed in Exhibit A, do not reduce the interest of Seller with respect to all oil and gas produced from any unit or well listed in Exhibit A below the "Net Revenue Interest" or "NRI" set forth in Exhibit A for such unit or well and do not increase the portion of the costs and expenses relating to any unit or well listed in Exhibit A that Seller is obligated to pay above the "Working Interest" or "WI" set forth in Exhibit A for such unit or well;

     i) All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Leasehold Interests in any manner, and all applicable laws, rules and orders of governmental authority;

     j) Any Title Defects as Purchaser may have expressly waived in writing or which are deemed to have been waived under Section 3.4;

     k) All operating agreements, unit agreements, unit operating agreements, pooling agreements and pooling designations affecting the interest; and

     l) The terms and conditions of all leases, agreements, orders, instruments and documents expressly described in or referred to in Exhibit A.

     3.4 Notice of Title Defect. Purchaser shall notify Seller in writing as soon as reasonably practicable after Purchaser has knowledge thereof, and in any event prior to Closing, of any matter ("Title Defect") that would cause Seller's title to any portion of the Leasehold Interests included in Exhibit A not to be Marketable Title together with Purchaser's proposed Defect Value (as hereinafter defined) for such Title Defect. Any matters which would otherwise constitute Title Defects but which are not specifically raised in writing by Purchaser on or before Closing shall conclusively be deemed waived by Purchaser. As used herein, the term "Defect Value" shall mean with respect to each Title Defect, the reduction in the Allocated Value of the affected Leasehold Interest as a result of such Title Defect, as determined pursuant to Section 3.6.

     3.5 Remedies for Title Defect. Seller shall have the right, but not the obligation, to attempt to cure any Title Defect with respect to which it has received timely notice from Purchaser pursuant to Section 3.4. With respect to any Title Defect that Seller elects not to cure or that Seller fails to cure within 90 days after receiving notice of the Title Defect, (i) at or prior to the Closing, Seller shall have the right, but not the obligation, to exclude the Leasehold Interest subject to the Title Defect from the sale hereunder, in which event the Purchase Price shall be reduced by the Allocated Value (as hereinafter defined of such Leasehold Interest), or (ii) if the foregoing is not applicable or if Seller fails to elect the foregoing, the Leasehold Interest subject to such Title Defect shall be sold to Purchaser hereunder and the Purchase Price shall be reduced by the Defect Value for such Title Defect.

     3.6 Value of Leasehold Interest or Title Defect. As used herein, the term "Allocated Value" shall mean, with respect to any Leasehold Interest, unit or well, the amount set forth under the column entitled "Value" for such Leasehold Interest, unit or well, on Exhibit B (which list also includes those Leasehold Interests that have been identified prior to the date hereof as being subject to a preferential purchase right). If the Defect Value of a Title Defect is to be determined for purposes of clause (ii) of Section 3.5, within five (5) days after Seller elects not to cure the Title Defect, or if Seller fails to cure the Title Defect within the above-described 30-day period, Seller shall be deemed to have agreed with Purchaser's proposed Defect Value. In the event an Allocated Value is needed for a Leasehold Interest, unit, or well not listed on Exhibit B, the Purchase Price shall be reduced by an amount mutually agreeable to both Seller and Purchaser.

     3.7 Notices to Holders of Preferential Purchase Rights. Seller shall send letters to the parties holding preferential purchase rights covering the Leasehold Interests listed in Exhibit D, requesting a waiver of such rights as they may apply to the transactions contemplated by this Agreement. With respect to each such preferential purchase right for which no waiver has been received, Seller shall send to the holder of such right a notice offering to sell to such holder, in accordance with the contractual provisions applicable to such right, those Leasehold Interests covered by such right on the terms hereof and for the same Allocated Value of such Leasehold Interests, subject to adjustments in price in the same manner that the Purchase Price is adjusted pursuant to Article 2 of this Agreement.

     3.8 Exercise of Preferential Purchase Rights. If, prior to Closing, any holder of a preferential purchase right notifies Seller that it intends to consummate the purchase of the Leasehold Interests to which its preferential purchase right applies, then those Leasehold Interests shall be excluded from the Assets to be conveyed to Purchaser under this Agreement, and the Purchase Price shall be reduced by the Allocated Value of such Leasehold Interests; provided, however, that if the holder of such preferential right fails to consummate the purchase of the Leasehold Interests covered by such right, then Seller shall so notify Purchaser, and within (15) days after Purchaser's receipt of such notice from Seller, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, for a price equal to the Allocated Value of such Leasehold Interests and upon the other terms of this Agreement, the Leasehold Interests to which the preferential purchase right applied. All Leasehold Interests for which a preferential purchase right has been expressly waived or waived by silence in accordance with the applicable governing agreement prior to the Closing by the holder of such right shall be sold to Purchaser at the Closing pursuant to the provisions of this Agreement. If one or more of the holders of any such preferential purchase rights notifies Seller subsequent to the Closing that it intends to assert its preferential purchase right, Seller shall give notice thereof to Purchaser, whereupon Purchaser shall satisfy all such preferential purchaser right obligations of Seller to such holders, and Purchaser shall be entitled to receive (and Seller hereby assigns to Purchaser all of Seller's rights to) all proceeds received from such holders in connection with such preferential purchase rights.

     3.9 Casualty Loss. If prior to Closing any of the Assets are substantially damaged or destroyed by fire or other casualty ("Casualty Defect"), Seller shall notify Purchaser promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of personal property or fixtures, replacing the Assets affected thereby with equivalent items, no later than the date of Closing. If any Casualty Defects exist at Closing, Purchaser shall proceed to purchase the Assets affected thereby, and the Purchase Price shall be reduced by the aggregate reduction in the value of such Assets on account of such Casualty Defects, as determined by the mutual agreement of the parties.

                            ARTICLE 4. ENVIRONMENTAL

     4.1 Adverse Environmental Conditions. Seller represents to Purchaser that to the best of its knowledge there are no environmental conditions, as hereinafter defined, existing as of the date hereof which Seller has not disclosed to Purchaser and listed on Exhibit E hereto. Seller will advise Purchaser of any Condition that Seller becomes aware of from the date hereof to the Closing Date.

     a) Purchaser shall have until fifteen (15) days prior to Closing to notify Seller of any material adverse environmental condition of the Assets which Purchaser deems unacceptable and provide evidence of the condition to Seller. An environmental condition is a material adverse environmental condition ("Condition") only if the following criteria are met:

          (i) The environmental condition would have been required to be remediated on the Effective Date under the Environmental Laws; and,

          (ii) The total cost to remediate all environmental conditions identified by Purchaser affecting the Properties to the state required by the Environmental Laws is reasonably estimated to be at least $50,000.00.

     b) "Environmental Laws" shall mean any federal, state, or local law, rule, regulation, order, or ordinance in effect as of the Effective Date of this Agreement pertaining to protecting the public health, welfare, and the environment.

     (c) At Closing, should a Condition exist, then the affected Property(ies) shall be removed from the Agreement and the Purchase Price shall be adjusted by an amount mutually agreed to by Seller and Purchaser.

               ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Purchaser that:

     5.1 Existence. Farrar Oil Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in the state(s) where the Assets are located. Har-Ken Oil Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Kentucky and is duly qualified to carry on its business in the state(s) where the Assets are located.

     5.2 Power. Seller has the corporate power to enter into and perform this Agreement and the transactions contemplated hereby. Subject to preferential purchase rights and restrictions on assignment of the type generally found in the oil and gas industry, and to rights to consent by, required notices to, and filings with or other actions by governmental entities where the same are customarily obtained subsequent to the assignment of oil and gas interests and leases, the execution, delivery and performance of this Agreement by Seller, and the transactions contemplated hereby, will not violate (i) any provision of the certificate of incorporation or bylaws of Seller, (ii) any material agreement or instrument to which Seller is a party or by which Seller or any of the Leasehold Interests are bound, (iii) any judgment, order, ruling, or decree applicable to Seller as a party in interest, or (iv) any law, rule or regulation applicable to Seller.

     5.3 Authorization. The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered on behalf of Seller, and at the Closing all documents and instruments required hereunder to be executed and delivered by Seller shall have been duly executed and delivered. This Agreement does, and such documents and instruments, shall constitute legal, valid and binding obligations of Seller enforceable in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity, (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     5.4 Brokers. Seller has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the matters provided for in this Agreement which will be the responsibility of Purchaser; and any such obligation or liability that might exist shall be the sole obligation of Seller.

     5.5 Foreign Person. Seller is not a "foreign person" within the meaning of the Internal Revenue Code of 1986, as amended, (hereinafter called the "Code"),
Section 1445 and 7701 (i.e. Seller is not a non-resident alien, foreign corporation, foreign partnership, foreign trust or foreign estate as those terms are defined in the code and any regulations promulgated thereunder).

     5.6 Litigation. Except as set forth on Exhibit F there is no suit, action or any arbitration, administrative, legal or other proceeding of any kind or character, or any governmental investigation pending or threatened against Seller affecting the Assets or Seller's business. Seller is not in default with respect to any order, decree, writ or injunction of any court or governmental body or agency which affects the Assets or Seller's business. There are no existing conditions or pending or threatened actions or proceedings before any court, arbitrator or administrative agency that would, if adversely determined or discovered, individually or in the aggregate, materially and adversely affect the Assets or their value.

             ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to Seller that:

     6.1 Existence. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Oklahoma and is duly qualified to carry on its business in the state(s) where the Assets are located.

     6.2 Power. Purchaser has the corporate power to enter into and perform this Agreement and the transactions contemplated hereby. Subject to rights to consent by, required notices to, and filings with or other actions by governmental entities where the same are customarily obtained subsequent to the assignment of oil and gas interests and leases, the execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated hereby, will not violate (i) any provision of the certificate of incorporation or bylaws of the Purchaser, (ii) any material agreement or instrument to which Purchaser is a party or by which Purchaser is bound, (iii) any judgment, order, ruling, or decree applicable to Purchaser as a party in interest, or (iv) any law, rule or regulation applicable to Purchaser.

     6.3 Authorization. The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered on behalf of Purchaser, and at the Closing all documents and instruments required hereunder to be executed and delivered by Purchaser shall have been duly executed and delivered. This Agreement does, and such documents and instruments shall, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     6.4 Brokers. Purchaser has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the matters provided for in this Agreement which will be the responsibility of Seller; and any such obligation or liability that might exist shall be the sole obligation of Purchaser.

                   ARTICLE 7. PRE-CLOSING OBLIGATION OF SELLER

     7.1 Operations. From the date of this Agreement until Closing (the "Interim Period") Seller shall operate the Assets in its normal course of business. Except as otherwise approved by Purchaser, Seller (i) shall permit Purchaser to have access to those Assets operated by Seller and shall use reasonable efforts to provide Purchaser access to those Assets not operated by Seller, (ii) shall consult with Purchaser with respect to all material decisions to be made with respect to the Assets, (iii) shall operate, or if it is not the operator shall use reasonable efforts to ensure that the operator operates, the Assets in accordance with past practices, (iv) shall exercise reasonable diligence in safeguarding and maintaining secure and confidential all geological maps, confidential reports and data in its possession relating to the Assets, and (v) shall not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets (other than in the ordinary course of business or as required in connection with the exercise by third parties of preferential rights to purchase any of the Assets). Expenses incurred pursuant to this Agreement by Seller in operating the Assets during the Interim Period shall be an adjustment in determining the final and complete Adjusted Purchase Price under Section 11.1.

     7.2 Permissions. During the Interim Period Seller will use reasonable efforts to obtain all permissions, approvals, and consents by federal, state and local governmental authorities and others as may be required to consummate the sale contemplated hereunder (excluding governmental permissions, approvals and consents which are customarily obtained after the assignment of an oil and gas lease or interest).

                    ARTICLE 8. SELLER'S CONDITIONS OF CLOSING

     Seller's obligation to consummate the transactions provided for herein is subject to the satisfaction or waiver on or before the Closing date by Seller of the following conditions:

     8.1 Representations. The representations and warranties of Purchaser contained in Article 6 shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

     8.2 Performance. Purchaser shall have performed in all material respects the obligations, covenants and agreements hereunder to be performed by it at or prior to the Closing.

     8.3 Officer's Certificate. Purchaser shall have delivered to Seller a certificate of a corporate officer, dated the date of Closing, certifying on behalf of Purchaser that to the best of its knowledge the conditions set forth in Sections 9.1 and 9.2 have been fulfilled.

     8.4 Pending matters. No suit, action or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

     8.5 Operatorship Forms. Seller shall prepare all forms as may be required by any governmental authority having jurisdiction, evidencing the change of operatorship from Seller to Purchaser on all wells operated by Seller. Purchaser shall execute all such forms at Closing so that these forms may immediately be filed with the appropriate authorities. Purchaser shall reimburse Seller for all filing and related fees should Seller incur such. Any such payments made by Purchaser to Seller shall be made in accordance with either Section 2.2, or
Section 11.1, whichever is applicable. Purchaser shall provide Seller evidence of the acceptance of and the change of operatorship.

                  ARTICLE 9. PURCHASER'S CONDITIONS OF CLOSING

     Purchaser's obligation to consummate the transactions provided for herein is subject to the satisfaction or waiver on or before the Closing date by Purchaser of the following conditions:

     9.1 Representations. The representations and warranties of Seller contained in Article 5 shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

     9.2 Performance. Seller shall have performed in all material respects the obligations, covenants and agreements hereunder to be performed by it at or prior to Closing.

     9.3 Officer's Certificate. Seller shall have delivered to Purchaser a certificate of a corporate officer, dated the date of Closing, certifying on behalf of Seller that to the best of its knowledge the conditions set forth in Sections 8.1 and 8.2 have been fulfilled.

     9.4 Pending Matters. No suit, action or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks substantial damages from Purchaser in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

     9.5 Litigation. Except as described in Exhibit F, there shall be no legal or arbitration proceeding pending or threatened against Seller or directly involving the Assets that reasonably is expected to adversely affect the value of the Assets after the Effective Date.

     9.6 Water Injection Wells. Each of the water injection wells shall have successfully completed a Mechanical Integrity Test on the casing/tubing annulus under the direction and control of the appropriate state regulatory agency.

     9.7 Financing. Purchaser shall have obtained desired financing of all or a portion of the Purchase Price for terms and conditions acceptable to Purchaser.

     9.8 Adjustment to Purchase Price. The total adjustment to Purchase Price pursuant to sections 2.1(d), 2.1(e), 2.1(f), 2.1(g), and 2.1(h), together with the Allocated Value for any Asset subject to an assignment consent right not received in writing prior to Closing does not exceed One Million Dollars ($1,000,000).

                               ARTICLE 10. CLOSING

     10.1 Time and Place of Closing. If the conditions to Closing have been satisfied or waived, the consummation of the transactions contemplated hereby (the "Closing") shall be held on or before July 12, 2001, in Seller's offices located in Mount Vernon, Illinois. Purchaser shall have the option to extend the date of Closing up to 1 month, or until August 12, 2001. An extension of the date of Closing beyond August 12, 2001, can occur only by written agreement of the parties.

     10.2 Closing Obligations. At the Closing,

     a) Seller shall execute, acknowledge and deliver to Purchaser or to Purchaser's designated entity assignments in the form of Exhibit H and deliver possession thereof to Purchaser.

     b) Seller shall execute, acknowledge, and deliver to Purchaser or to Purchaser's designated entity Warranty Deeds in the form of Exhibit I and deliver possession of the described real property to Purchaser.

     c) Seller shall provide executed change of operatorship and permit transfer forms to Purchaser and Purchaser shall execute same.

     d) Seller and Purchaser shall execute, acknowledge and deliver transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Purchaser of proceeds attributable to production from the Leasehold Interests to Purchaser.

     e) Seller shall, as soon as is reasonably possible, deliver to Purchaser, at Seller's offices, the originals of all records (as required by this Agreement), pertaining to the Assets. From time to time as requested by Seller, Purchaser shall make such files, records, and data which it takes possession of available to Seller for inspection and copying during normal business hours in order to pursue claims, obligations, and disputes relating to the Leasehold Interests prior to the Effective Date.

     f) Seller shall assign any and all rights pertaining to surface lease agreements or surface use agreements relating to the injection wells included in the Assets;

     g) Seller shall execute such other instruments and take such other action as may be necessary to carry out its obligations under this Agreement;

     h) Seller shall make payment to Purchaser, with a full accounting, in an amount equal to the sum of all prepayments made by other owners of Leasehold Interests for work to be performed by Purchaser after the Effective Date under proposed authorizations for expenditures;

     i) Seller shall make payment to Purchaser, with a full accounting, in an amount equal to the sum of all suspended funds held in its possession on behalf of other owners attributable to the Leasehold Interests for time periods prior to the Effective Date;

     j)   Purchaser shall make the payment described in Section 2.2; and,

     k) Purchaser shall execute such other instruments and take such other action as may be necessary to carry out its obligations under this Agreement.

                      ARTICLE 11. POST-CLOSING OBLIGATIONS

     11.1 Calculation of Adjusted Purchase Price. Within ninety (90) days after Closing, Seller shall prepare, in accordance with this Agreement and with generally accepted accounting principles consistently applied, and deliver to Purchaser a final and complete statement setting forth each post closing adjustment to the Purchase Price and showing the calculation of such adjustments. Within thirty (30) days after receipt of such statement from Seller, Purchaser shall deliver to Seller a written report containing all changes with explanations therefore that Purchaser proposes be made to such statement. The parties shall then undertake to agree on the final and complete Adjusted Purchase Price no later than one hundred fifty (150) days after Closing.

     11.2 Receipts and Credits. Subject to the terms hereof, all monies, proceeds, receipts, credits and income attributable to the Assets for all periods of time subsequent to the Effective Date, shall be the sole property and entitlement of the Purchaser, and to the extent received by Seller, Seller shall fully disclose, account for and transmit same to Purchaser promptly. All monies, proceeds, receipts and income attributable to the Assets for all periods of time prior to the Effective Date, shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and transmit same to Seller promptly. All costs, expenses, disbursements, obligations and liabilities attributable to periods of time prior to the Effective Date, regardless of when due or payable, shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for and hold Purchaser harmless from and against same. All costs, expenses, disbursements, obligations, and liabilities attributable to periods of time subsequent to the Effective Date and not included in the calculation of Net Cash Flow pursuant to Section 2.1 (b), regardless of when due or payable, shall be the sole obligation of the Purchaser and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same.

     11.3 Cross Indemnity. If Closing occurs, (i) Purchaser hereby assumes all obligations that are attributable to the Assets on or after the Effective Date and all obligations to properly plug and abandon all wells and remove all related facilities and equipment now or hereafter located on the Leasehold Interests and clean up and restore the Leasehold Interests (including all obligations to clean, close and abandon all pits and improvements) in accordance with applicable laws (regardless of whether any such obligation to plug, abandon, remove, clean up and restore is attributable to periods of time prior to or after the Effective Date), (ii) Purchaser agrees to indemnify, defend and hold harmless Seller, its agents and representatives from and against any and all claims, liabilities, losses, costs and expenses, including environmental liability (including, without limitation, court costs and reasonable attorneys' fees) that are attributable to (a) the liabilities assumed by Purchaser pursuant to clause (i) preceding or (b) the Assets on or after the Effective Date; and
(iii) Seller agrees to indemnify, defend and hold harmless Purchaser from and against any and all claims, liabilities, losses, costs and expenses, including environmental liability (including, without limitation, court costs and reasonable attorneys' fees) that are attributable to the Assets before the Effective Date, regardless of whether Purchaser was wholly or partially negligent or otherwise at fault; provided, however, that such indemnity, defense and hold harmless obligations shall not apply to (aa) any amount that was taken into account as an adjustment to the Purchase Price pursuant to the Provisions hereof, (bb) any liability of one party hereto to the other party under the provisions of this Agreement, and (cc) either party's costs and expenses with respect to the negotiation and consummation of this Agreement and the purchase and sale of the Assets.

     11.4 Further Assurances. After Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents that are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant hereto.

     11.5 Audit Assistance. Seller recognizes that Purchaser, or its agents, will perform an audit of Seller's balance sheet of December 31, 1999 and the period from January 1, 2000, to date. Seller agrees to make available such records, financial or otherwise, requested in the performance of said audit and to cooperate and assist as needed to facilitate same, whether such assistance is needed before or after Closing.

                             ARTICLE 12. TERMINATION

     12.1 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time at or prior to the Closing:

     (a)  By mutual consent of the parties; or

     (b)  By either party if the Closing shall not have occurred pursuant to
          Section 10.1.

     12.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 12.(a), this agreement shall become void and of no further force or effect (except for the provisions of Sections 5.4, 6.4, which shall survive such termination and continue in full force and effect). In the event any party defaults, fails to perform as agreed, and wrongfully refuses to close this transaction, the non-defaulting parties may pursue recourse through available legal remedies.

                                ARTICLE 13. TAXES

     13.1 Apportionment of Ad Valorem and Property Taxes. Unless otherwise agreed in writing by the Parties, all ad valorem taxes, real property taxes, personal property taxes, and similar obligations, and assessments for the years 2000 and 2001 ("Taxes") corresponding to the Assets shall be prorated as of the effective date. Seller shall pay all Taxes for the tax periods prior to the effective date and Purchaser shall pay all Taxes for the tax periods as of the effective date and subsequent thereto. The amount of the Taxes attributable to Seller shall be an adjusted deduction to the purchase price pursuant to Paragraph 2.1. The parties estimate the prorated Taxes attributable to the Seller as $300,000 (the "Estimate"). The Purchaser shall pay all tax statements as to the Taxes issued subsequent to the effective date. When the actual amount of the Taxes is determined through tax statements and payments, if the actual amount either exceeds or is less than the estimate by 10% thereof, then the parties shall make a monetary adjustment between themselves as to said amount. Upon final payment of the actual Taxes incurred, Purchaser shall notify Seller of the final payment made and any adjustment due in the amount paid. In the event the actual Taxes paid are within plus or minus 10% of the Estimate, no notification or adjustment is required.

     13.2 Sales Taxes. The Purchase Price provided for hereunder excludes any sales taxes or other taxes required to be paid in connection with the sale of property pursuant to this Agreement. Purchaser shall be liable for all sales and use taxes, conveyance, transfer and recording fees and real estate transfer stamps or taxes that may be imposed on any transfer of property pursuant to this Agreement. Purchaser shall indemnify and hold Seller harmless with respect to the payment of any of these taxes including any interest or penalties assessed thereon.

     13.3 Other Taxes. All taxes (other than income taxes) which are imposed on or with respect to the production of oil, natural gas or other hydrocarbons or minerals or the receipt of proceeds therefrom (including but not limited to severance, production, and excise taxes) shall be apportioned between the parties based upon the respective shares of production taken by the parties. All such taxes which have accrued prior to the Effective Date have been or will be properly paid or withheld by Seller and all statements, returns, and documents pertinent thereto have been or will be properly filed. Purchaser shall be responsible for paying or withholding or causing to be paid or withheld all such taxes which have accrued after the Effective Date and for filing all statements, returns, and documents incident thereto.

     13.4 Cooperation. Each party to this Agreement shall provide the other party with reasonable access to all relevant documents, data and other information which may be required by the other party for the purpose of preparing tax returns and responding to any audit by any taxing jurisdiction. Each party to this Agreement shall cooperate with all reasonable requests of the other party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither party to this Agreement shall be required at any time to disclose to the other party any tax return or other confidential tax information.

     13.5 Indemnification for Tax Obligations. Seller shall indemnify Purchaser for all liabilities, which are assessed against Purchaser for foreign, federal state, local or Indian tribal taxes in respect of the ownership or operation of the Assets prior to the Effective Date, together with penalties and interest thereon, which exceed the amounts of such taxes paid by Seller provided that Seller shall be entitled to all refunds or rebates of taxes paid in respect of the ownership or operation of the Assets prior to the Effective Date that may be received by Seller or Purchaser. Purchaser shall indemnify Seller for all liabilities which are assessed against Seller for foreign, federal, state, local or Indian Tribal taxes, together with penalties and interest thereon, which relate to the ownership or operation of the Assets from and after the Effective Date; provided, however, that such indemnity shall not apply to windfall profit, severance or production taxes on oil and gas production from the Assets on or after the Effective Date to the extent (but only to the extent) such taxes are included in the determination of the Adjusted Price, and provided further, however, that Purchaser shall be entitled to all refunds or rebates of windfall profit, severance or production taxes or oil and gas production from the Assets on or after the Effective Date that may be received by Seller or Purchaser.

                            ARTICLE 14. MISCELLANEOUS

     14.1 Governing Law. This Agreement and all instruments executed in accordance with it shall be governed by and interpreted in accordance with the laws of the State of Oklahoma, without regard to conflict of law rules that would direct application of the laws of another jurisdiction, except to the extent that it is mandatory that the law or some other jurisdiction, wherein the Assets are located, shall apply. The laws of the state where the Leasehold Interests are located shall control as to all matters pertaining to title and title defects pursuant to Article 3 herein, and to the evaluation of encumbrances placed upon such Leasehold Interests pursuant to Section 3.3 herein.

     14.2 Entire Agreement. This agreement, including all Exhibits attached hereto and made a part hereof, constitute the entire agreement between the parties and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, amendment, alteration, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

     14.3 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     14.4 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

     14.5 Assignment. Neither party hereto shall assign this agreement or any of its rights or obligations hereunder without the prior written consent of the other party. Any assignment made without such consent shall be void. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

     14.6 Notices. Any notice provided or permitted to be given under this Agreement shall be in writing, and may be served by personal delivery or by depositing same in the mail, addressed to the party to be notified, postage prepaid, and registered or certified with a return receipt requested. Notice deposited in the mail in the manner hereinabove described shall be deemed to have been given and received on the date of delivery as shown on the return receipt. Notice served in any other manner shall be deemed to have been given and received only if any when actually received by the addressee. For purposes of notice, the addresses of the parties shall be as follows:

Seller's Mailing Address:                   Seller's Street Address:

FARRAR OIL COMPANY                          FARRAR OIL COMPANY
P. O. Box 747                               Route 15 East
Mt. Vernon, IL 62824                        Mt. Vernon, IL 62824

Purchaser's Mailing Address:                Purchaser's Street Address:

CONTINENTAL RESOURCES, INC.                 CONTINENTAL RESOURCES, INC.
P.O. Box 1032                               302 N. Independence
Enid, Oklahoma, 73702                       Enid, Oklahoma 73702

Each party shall have the right, upon giving ten (10) days' prior notice to the other in the manner hereinabove provided, to change its address for purposes of notice.

     14.7 Expenses. Except as otherwise provided herein, each party shall be solely responsible for all expenses incurred by it in connection with this transaction (including, without limitation, fees and expenses of its own counsel and accountants).

     14.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either party.

     14.9 No Third Party Beneficiary. This agreement is not intended to create, nor shall it be construed to create, any rights in any third party under doctrines concerning third party beneficiaries.

     14.10 Successor Operator. Seller shall exercise its best efforts to see that the requisite non-operated interests vote for and appoint Purchaser as operator.

     14.11 Consent to Assign. Seller agrees to obtain, where necessary, landowner consents to assign surface leases subject to this Agreement to Purchaser.

     14.12 Pending Litigation. Seller and Purchaser agree that with respect to the pending litigation set forth in Exhibit F to the Agreement, Seller shall bear the entire cost, risk and loss, if any, for amounts due third parties.

     14.13 Survival. The representations, warranties, covenants and obligations of the parties under this Agreement shall survive the Closing.

     14.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     14.15 Signage. Upon Closing or as soon thereafter as practical Purchaser agrees to initiate a program to replace all signs on the Leasehold Interest identifying Seller to correctly identify Purchaser as owner or operator.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first set forth above:


Executed this 9th day of July, 2001         FARRAR OIL COMPANY

                                            By: CAROLINE QUINN
                                                Caroline Quinn, President

Executed this 9th day of July, 2001         HAR-KEN OIL COMPANY

                                            By: CAROLINE QUINN
                                                Caroline Quinn, President

Executed this 9th day of July, 2001         CONTINENTAL RESOURCES, INC.

                                            By: HAROLD HAMM
                                                Harold Hamm, President